April 8, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:          Micro Component Technology, Inc.

Form RW, Withdrawal of Registration Statement

on Form S-1 (File No. 333-142647)

Dear Sir or Madam:

This letter constitutes an application by the Company pursuant to Rule 477 under the Securities Act of 1933 for an order permitting the Company to withdraw the above Registration Statement.

The Registration Statement was filed by the Company on May 4, 2007, to register shares of the Company’s common stock for resale by certain selling shareholders, pursuant to the terms of registration rights agreements with the selling shareholders.  Amendment No. 1 to the Registration Statement was filed on November 6, 2007, which, among other changes, reduced the number of selling shareholders to three.  The Registration Statement has not been declared effective by the Commission, and no shares of the Company’s common stock have been sold pursuant to the Registration Statement.  The withdrawal of the Registration Statement is requested because (1) the largest selling shareholder waived its registration rights pursuant to a Waiver attached as an exhibit to the Company’s Form 8-K that was filed on March 27, 2008, (2) the registration rights of another of the selling shareholders have lapsed, and (3) the third selling shareholder does not have demand registration rights.

Based on the foregoing, the Company requests that the Commission issue an order approving withdrawal of the Registration Statement.

Please contact our counsel, Charles Berquist, at Best & Flanagan LLP, at 612-341-9726, if you have any questions.  Please also provide a copy of the Order granting withdrawal to Mr. Berquist via fax at 612-339-5897.

Very truly yours,

MICRO COMPONENT TECHNOLOGY, INC.

By:	/s/ Bruce R. Ficks
Bruce R. Ficks, Chief Financial Officer